UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 12, 2013, KNOT Offshore Partners LP announced that its wholly owned subsidiary KNOT Shuttle Tankers AS had entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Knutsen NYK Offshore Tankers AS (“KNOT”) to acquire from KNOT the company that owns the shuttle tanker Carmen Knutsen for a purchase price of $145.0 million less approximately $89.1 million of existing bank debt, subject to certain post-closing adjustments. The purchase price will be settled by way of a cash payment of approximately $45.4 million and with seller financing provided by KNOT in the form of a loan in the amount of approximately $10.5 million. The acquisition is expected to close on or before August 1, 2013, subject to customary closing conditions.

A copy of the press release announcing entry into the Share Purchase Agreement is attached hereto as Exhibit 99.1.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report:

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: July 12, 2013

	By:	/s/ ARILD VIK
		Name:	Arild Vik
		Title:	Chief Executive Officer and Chief Financial Officer